                                     [LOGO]

                                                   Allens Arthur Robinson [LOGO]

                                                              Facility Agreement

                                           Lihir Australian Holdings Pty Limited

                                 Australia and New Zealand Banking Group Limited

                                                    BALLARAT GOLDFIELDS FACILITY

                                                          Allens Arthur Robinson
                                                                Riverside Centre
                                                                123 Eagle Street
                                                               Brisbane QLD 4000
                                                              Tel 61 7 3334 3000
                                                              Fax 61 7 3334 3444
                                                                  www.aar.com.au

                                       (C) Copyright Allens Arthur Robinson 2006

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

TABLE OF CONTENTS

1. DEFINITIONS AND INTERPRETATION                                                   4
   1.1 Definitions                                                                  4
   1.2 Interpretation                                                              13
   1.3 Determination, statement and certificate                                    14
   1.4 Document or agreement                                                       14
   1.5 Listing requirements included as law                                        14
   1.6 Accounting terms                                                            15
   1.7 Code of Banking Practice (2003)                                             15

2. FACILITY                                                                        15
   2.1 Commitment                                                                  15
   2.2 Purpose                                                                     15
   2.3 Existing agreements                                                         15

3. DRAWDOWN                                                                        15
   3.1 Drawdown                                                                    15
   3.2 Drawdown Notices                                                            15
   3.3 Rollover                                                                    16
   3.4 Failure to give Drawdown Notice requesting rollover                         16

4. SELECTION OF FUNDING PERIODS                                                    16

5. FEES                                                                            17
   5.1 Establishment fee                                                           17
   5.2 Commitment fee                                                              17

6. CANCELLATION OF UNDRAWN COMMITMENT AND COMMITMENT                               17
   6.1 Tranche A                                                                   17
   6.2 During Availability Period                                                  17
   6.3 At end of Availability Period                                               17
   6.4 On prepayment                                                               17
   6.5 On maturity                                                                 17

7. MARKET DISTURBANCE                                                              18
   7.1 Market disturbance - Disruption Notice                                      18
   7.2 Alternative basis                                                           18

8. REPAYMENT                                                                       18

9. PREPAYMENTS                                                                     19

   9.1 Voluntary prepayments                                                       19
   9.2 Mandatory Prepayments                                                       19
   9.3 Cash deposit in lieu of break cost                                          19
   9.4 Interest                                                                    19
   9.5 Limitation on prepayments                                                   19
   9.6 Cancellation of Commitments                                                 19

10. PAYMENTS                                                                       20
    10.1 Manner                                                                    20
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                                                                        Page (i)

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

    10.2 Payment to be made on Business Day                                        20
    10.3 Appropriation where insufficient moneys available                         20
    10.4 Rounding                                                                  20

11. TAXATION                                                                       20
    11.1 Payments to be made without deductions                                    20
    11.2 Additional payments                                                       20

12. CHANGE IN LAW                                                                  21
    12.1 Illegality                                                                21
    12.2 Increased costs                                                           21
    12.3 Voluntary prepayment on Change in Law                                     21
    12.4 Minimisation                                                              22
    12.5 Change in Law                                                             22

13. CONDITIONS PRECEDENT                                                           22
    13.1 Conditions precedent to Tranche A Drawdown Notice                         22
    13.2 Conditions precedent to Tranche B Drawdown Notice                         23

14. REPRESENTATIONS AND WARRANTIES                                                 24
    14.1 Representations and warranties                                            24
    14.2 Reliance on representations and warranties                                28

15. UNDERTAKINGS                                                                   28
    15.1 General undertakings                                                      28
    15.2 Undertakings relating to asset and balance sheet maintenance              30
    15.3 Undertakings relating to the Transaction                                  30
    15.4 Undertakings relating to the assets                                       32
    15.5 Undertakings relating to structure and corporate matters                  33
    15.6 Term of undertakings                                                      34

16. EVENTS OF DEFAULT                                                              34
    16.1 Events of Default                                                         34
    16.2 Consequences                                                              37
17. INTEREST ON OVERDUE AMOUNTS                                                    37
    17.1 Accrual and payment                                                       37
    17.2 Rate                                                                      38

18. INDEMNITIES                                                                    38

19. CURRENCY INDEMNITY                                                             39
    19.1 General                                                                   39
    19.2 Liquidation                                                               39
    19.3 Reimbursement                                                             40

20. EXPENSES                                                                       40

21. STAMP DUTIES AND GST                                                           40
    21.1 Stamp duties                                                              40
    21.2 GST                                                                       41

22. SET-OFF                                                                        41

23. LIMITED RECOURSE                                                               41
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Facility Agreement                                 Allens Arthur Robinson [LOGO]

    23.1 Limit and release                                                         41
    23.2 Exceptions                                                                42
    23.3 Unrestricted remedies                                                     42
    23.4 Restricted remedies                                                       42

24. WAIVERS, REMEDIES CUMULATIVE                                                   43

25. SEVERABILITY OF PROVISIONS                                                     43

26. SURVIVAL OF OBLIGATIONS                                                        43

27. MORATORIUM LEGISLATION                                                         43

28. ASSIGNMENTS                                                                    44

    28.1 Assignment by Borrower                                                    44
    28.2 Assignment by Lender                                                      44
    28.3 Disclosure                                                                44
    28.4 Change of Lending Office                                                  44
    28.5 No increased costs                                                        44

29. CONFIDENTIALITY                                                                45
    29.1 Confidentiality                                                           45
    29.2 Permitted disclosure                                                      45
    29.3 Survival of obligation                                                    45

30. NOTICES                                                                        45

31. AUTHORISED OFFICERS                                                            46

32. CONSENTS AND OPINIONS                                                          46

33. GOVERNING LAW AND JURISDICTION                                                 46
    33.1 Governing Law                                                             46
    33.2 Jurisdiction                                                              46

34. COUNTERPARTS                                                                   46

35. ACKNOWLEDGEMENT BY BORROWER                                                    47

SCHEDULE 1                                                                         48
    Notice Details                                                                 48

SCHEDULE 2                                                                         49
    Facility                                                                       49

ANNEXURE A                                                                         51
    Drawdown Notice                                                                51

ANNEXURE B                                                                         53
    Verification Certificate                                                       53
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Facility Agreement                                  Allens Arthur Robinson[LOGO]

DATE 17 october                                      2006

PARTIES

     1.   LIHIR AUSTRALIAN HOLDINGS PTY LIMITED ACN 121 554 443 of Level 9, 500
          Queen Street, Brisbane (the BORROWER)

     2. AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED ABN 11 005 357 522, having an office at Level 17, 530 Collins Street, Melbourne (the
          LENDER)

RECITALS

     A The Borrower has requested the Lender to provide the Borrower with facilities under which financial accommodation of up to a maximum amount of $ 50,000,000 may be made available to the Borrower.

IT IS AGREED as follows.

1.   DEFINITIONS AND INTERPRETATION

1.1  DEFINITIONS

     The following definitions apply unless the context requires otherwise.

     ANZ NOMINEES means ANZ Nominees Limited ABN 96 005 357 568 and includes:

     (a)  any body of which ANZ Nominees is a successor or transferee;

     (b) if ANZ Nominees is reconstituted or amalgamated with any body - the new person formed, and

     (c) a person to which some or all of ANZ Nominees' business is transferred.

APPROVED PURPOSE means:

     (a)  in relation to Tranche A of the Facility:

          (i)  to finance the acquisition of Shares under the Private Placement;

          (ii) to pay for transaction costs associated with the Private
               Placement;

          (iii) to pay interest and fees in relation to the Facility;

          (iv) to pay for transaction costs associated with the Merger; and

          (v)  any other purpose agreed between the Lender and the Borrower, and

     (b)  in relation to Tranche B of the Facility:

          (i)

          (ii) to be applied by the Borrower to finance capital requirements of the Ballarat East Gold Project; and

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Facility Agreement                                  Allens Arthur Robinson[LOGO]

          (iii) any other purpose agreed between the Lender and the Borrower.

     ASSOCIATE in relation to an entity means:

     (a)  a Related Entity of that entity;

     (b) an entity, or the trustee or manager of a trust, which has a Controlling Interest in that entity, the Trust, or the manager or trustee of the Trust or a Related Entity of that entity;

     (c)  a Related Entity of an entity included in paragraph (b) or (e);

     (d) an executive director of that entity or of an entity included in paragraph (a), (b) or (c) or of the manager or of the trustee of any trust included in paragraph (a), (b) or (c) or a spouse, child, parent or sibling of that director;

     (e) a corporation, or the trustee or manager of a trust, in which one or more entity or person mentioned in paragraph (a), (b), (c), (d), (e),
          (f) or (g) alone or together has a Controlling Interest;

     (f) the trustee of a discretionary trust of which an entity or person included in paragraph (a), (b), (c), (d), (e) or (g) is a beneficiary
          (whether or not through one or more other discretionary trusts); or

     (g)  an entity of which an executive director of that entity or a Related
          Entity of that entity is also a director.

     For the purposes of this definition:

     (i) where a person is a beneficiary of a discretionary trust, that person will be taken to own, and control, all the assets of that trust;

     (ii) DIRECTOR has the meaning given in the Corporations Act 2001; and

     (iii) a person has a CONTROLLING INTEREST in a corporation or trust if:

          (A) the corporation or its directors, or the trustee or manager of the trust or its directors, are accustomed, or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of that person or of that person in concert with others; or

          (B) the person has a relevant interest (as defined in the Corporations Act 2001) in total in more than 20% of the issued or voting shares, units or other interests in the corporation or trust (in number, voting power or value), or would have that relevant interest if any rights were exercised to subscribe for, or acquire or convert into, shares, units or other interests which are issued or unissued. The definition of relevant interest applies as if units or other interests were shares.

     AUD, $ OR DOLLAR means the lawful currency of Australia.

     AUTHORISATION includes:

     (a) any consent, authorisation, registration, filing, lodgement, agreement, notarisation, certificate, permission, licence, approval, authority or exemption from, by or with a Government Agency; or

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Facility Agreement                                  Allens Arthur Robinson[LOGO]

     (b) in relation to anything which will be fully or partly prohibited or restricted by law if a Government Agency intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

     AUTHORISED OFFICER means:

     (a) in respect of any Relevant Company, any director, chief financial officer or secretary, or any person from time to time nominated as an Authorised Officer by it by a notice to the Lender accompanied by certified copies of signatures of all new persons so appointed; and

     (b) in respect of the Lender, any person whose title or acting title includes the word CHIEF, COUNSEL, EXECUTIVE, HEAD, DIRECTOR, MANAGER
          AND PRESIDENT or cognate expressions, or any secretary or director.

     AVAILABILITY PERIOD means:

     (a) in relation to (i) and (ii) of the Approved Purpose for Tranche A, commencing on the date that:

          (i) the Borrower becomes the registered and legal owner of all relevant Shares under the Private Placement; and

          (ii) all the conditions precedent under the Transaction Documents as applicable to Tranche A have been fulfilled,

          and ending 14 days thereafter.

     (b) in relation to (iii) of the Approved Purpose for Tranche A, commencing on the date that the Availability Period for (a) above commences and terminating on the Maturity Date,

     (c) in relation to (iv) and (v) of the Approved Purpose for Tranche A, commencing on the date that the Availability Period for (a) above commences and terminating on the earliest of:

          (i)  the date the Merger is completed;

          (ii) the date the Merger Implementation Agreement is terminated; or

          (iii) 31 March 2007.

     (d)  in relation to Tranche B, commencing on the date that:

          (i) the Merger Implementation Agreement becomes fully effective and enforceable;

          (ii) the Implementation Date has been reached; and

          (iii) all the conditions precedent under the Transaction Documents as applicable to Tranche B have been fulfilled,

          and ending on the date 30 days prior to the Maturity Date.

     BALLARAT EAST GOLD PROJECT means the project of that name being undertaken by the Target Company.

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

     BBR for a period means:

     (a) the average bid rate displayed at or about 10.30am (Sydney time) on the first day of that period on the Reuters screen BBSY page for a term equivalent to the period; or

     (B)  IF:

          (i) for any reason that rate is not displayed for a term equivalent to that period; or

          (ii) the basis on which that rate is displayed is changed and in the opinion of the Lender it ceases to reflect the Lender's costs of funding to the same extent as at the date of this Agreement, then BBR will be the rate determined by the Lender to be the average of the buying rate of the Lender and the buying rates quoted to the Lender by 2 Australian banks selected by the Lender at or about that time on that date. The buying rates must be for bills of exchange accepted by an Australian bank and which have a term equivalent to the period. If there are no buying rates the rate will be the rate determined by the Lender to be its cost of funds.

     Rates will be expressed as a yield per cent per annum to maturity.

     BREAK FEE means the break fee described in clause 13 of the Merger
     Implementation Agreement, or any other amount that becomes payable to the Borrower if the Merger does not proceed.

     BUSINESS DAY means a weekday on which banks are open in Brisbane and Melbourne.

     CHARGE means a deed under which the Borrower charges all of its assets and its undertaking, including in particular all Shares from time to time acquired, to secure the Secured Money.

     CHESS SPONSORSHIP COLLATERAL AGREEMENT means an agreement between the Lender, the Borrower and a broker participant or non-broker participant acceptable to the Lender (which would include ANZ Nominees) in relation to dealing with the Shares issued pursuant to the Private Placement and the Merger.

     COLLATERAL SECURITY means any Security Interest, Guarantee or other document or agreement at any time created or entered into as security for any Secured Money.

     COMMITMENT means in relation to the Facility, the amount against the Lender's name in column 2 of Schedule 2 (being Tranche A and Tranche B), as reduced or cancelled under this Agreement.

     CURRENT ACCOUNTING PRACTICE at any time, means accounting principles and practices applying by law or otherwise generally accepted in Australia (in the case of the Borrower) and Papua New Guinea (in the case of the Parent) at that time, consistently applied.

     DISTRIBUTION ACCOUNT means the account contemplated in clause 11.6(a) of the Syndicated Facilities Agreement.

     DRAWDOWN DATE means the date on which any accommodation under this Agreement is or is to be drawn using any Undrawn Commitment.

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

     DRAWDOWN NOTICE means a notice under clause 3.

     ENVIRONMENTAL LAW means a provision of a law or a law, which relates to an aspect of planning, the environment, heritage, health or safety.

     EVENT OF DEFAULT means any of the events specified in clause 16.1.

     EXCLUDED TAX means a Tax imposed by a jurisdiction on the net income of the Lender because the Lender has a connection with that jurisdiction but not a
     Tax:

     (a) calculated by reference to the gross amount of a payment under a Finance Document (without the allowance of a deduction); or

     (b) imposed because the Lender is taken to be connected with that jurisdiction solely because it is party to a Finance Document or a transaction contemplated by a Finance Document.

     FACILITY means the cash advance facility provided by the Lender under clause 2.

     FINANCE DEBT means indebtedness (whether actual or contingent) in respect of money borrowed or raised or other financial accommodation. It includes indebtedness under or in respect of:

     (a)  a Guarantee of Finance Debt or a Guarantee given to a financier;

     (b)  a finance Lease;

     (c)  a swap, option, hedge, forward, futures or similar transaction;

     (d)  an acceptance, endorsement or discounting arrangement;

     (e)  a redeemable share or redeemable stock; or

     (f) the deferred purchase price (for more than 90 days) of an asset or service,

     or an obligation to deliver assets or services paid for in advance by a financier or otherwise relating to a financing transaction.

     FINANCE DOCUMENT means:

     (a)  this Agreement;

     (b)  each Security;

     (c)  the Parent Representation and Undertaking Agreement;

     (d)  the CHESS Sponsorship Collateral Agreement;

     (e)  the Tranche A CHESS Agreement; and

     (f) a document or agreement entered into or provided under or in connection with, or for the purpose of amending or novating, any of the above.

     It includes a written undertaking by or to a party or its lawyers under or in relation to any of the above.

     FINANCIAL REPORTS means financial performance, financial position and cashflow statements together with any statements, reports (including any directors' and auditors' reports) and notes attached to or intended to be read with any of them.

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Facility Agreement                                  Allens Arthur Robinson[LOGO]

     FUNDING PERIOD means a period for the fixing of interest rates for, and the funding of, a Loan. That period commences on the Drawdown Date of the Loan or the last day of the preceding Funding Period of the Loan (as applicable) and has a duration specified in the Drawdown Notice in respect of the Loan in accordance with clause 3.

     GOVERNMENT AGENCY means any government or any governmental, semi-governmental or judicial entity or authority. It also includes any self-regulatory organisation established under statute or any stock exchange.

     GST means any goods and services or similar tax, together with any related interest, penalties, fines or other charge.

     GUARANTEE means any guarantee, indemnity, letter of credit, legally binding letter of comfort or suretyship. It includes any other obligation or irrevocable offer (whatever called and of whatever nature);

     (a)  to pay or to purchase;

     (b) to provide funds (whether by the advance of money, the purchase of or subscription for shares or other securities, the purchase of assets, rights or services, or otherwise) for the payment or discharge of;

     (c)  to indemnify against the consequences of default in the payment of; or

     (d)  to be responsible otherwise for,

     an obligation or debt of another person, a dividend, distribution, capital or premium on shares or other interests, or the solvency or financial condition of another person.

     IMPLEMENTATION DATE has the meaning given to it in the Merger
     Implementation Agreement,

     INTELLECTUAL PROPERTY means any intellectual or industrial property including;

     (a) a patent, trade mark or service mark, copyright, registered design, trade secret or confidential information; or

     (b) a licence or other right to use or to grant the use of any of the above or to be the registered proprietor or user of any of the above.

     INSOLVENCY EVENT means the occurrence of any of the following:

     (a)  An administrator of an entity is appointed.

     (b) Except for the purpose of a solvent reconstruction or amalgamation previously approved by the Lender:

          (i) an order is made, proceedings are commenced, a resolution is passed or an application to a court is made for:

               (A)  the winding up, dissolution or administration of an entity;
                    or

               (B) an entity entering into an arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them,

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

                    and, in the case of proceedings or an application, such action is not discontinued, withdrawn or dismissed within 14 days of its commencement.

     (c)  An entity;

          (i)  is, or under legislation is presumed or taken to be, insolvent
               (other than as the result of a failure to pay a debt or claim the subject of a good faith dispute); or

          (ii) stops or suspends or threatens to stop or suspend payment of all or a class of its debts,

     (d) A receiver, receiver and manager, administrative receiver, trustee or similar officer is appointed to all or any of the assets and undertaking of an entity unless such appointment is contested in good faith by appropriate proceedings and such appointee is removed within 7 days of the appointment.

     (e) A Security Interest becomes enforceable or is enforced over any asset of an entity having a value exceeding $500,000 or its equivalent.

     (f) Any distress or execution is levied on an entity's assets for an amount equal to or greater than $500,000 or its equivalent, unless the levy is dismissed, discontinued, set aside or satisfied within 30 days.

     LEASE means an agreement under which an asset may be used, exploited, operated or managed by a person other than the owner. It includes a lease, licence, charter, hire purchase or hiring arrangement.

     LENDING OFFICE means the office of the Lender described above or another office designated by it as a Lending Office by notice to the Borrower.

     LIQUIDATION includes receivership or other appointment of a controller, deregistration, compromise, deed of arrangement, amalgamation, administration, reconstruction, winding up, dissolution, assignment for the benefit of creditors, arrangement or compromise with creditors or bankruptcy.

     LOAN means each portion of the accommodation made available under the Facility which has the same Funding Period.

     MARGIN means 1.75% pa.

     MARKETABLE SECURITY has the meaning given to securities in s92(3) of the Corporations Act 2001, but also includes:

     (a) an undertaking referred to in the exceptions in paragraphs (a), (b) and (d) of the definition of DEBENTURE in the Corporations Act 2001;

     (b)  a unit or other interest in a trust or partnership;

     (c)  a negotiable instrument; and

     (d) a right or an option in respect of a Marketable Security, whether issued or unissued, including any of the above.

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Facility Agreement                                  Allens Arthur Robinson[LOGO]

     MATERIAL ADVERSE EFFECT means a material adverse effect on the ability of a Relevant Company to perform its obligations under a Transaction Document, on the security of the Lender or on the financial condition or business of a Relevant Company.

     MATURITY DATE means the date 364 days from the execution of this Agreement
     (or if that date is not a Business Day, the Business Day which immediately precedes it).

     MERGER means the merger proposed in the Merger Implementation Agreement,

     MERGER IMPLEMENTATION AGREEMENT means the agreement between the Parent, the Borrower and the Target Company relating to the implementation of the merger proposed between the Borrower and the Target Company, in the form of the draft last given to the Lender prior to the execution of this Agreement, or any other basis of merger relating to the Target Company which is acceptable to the Lender.

     MORTGAGED PROPERTY means the property mortgaged or charged by the Charge or any Collateral Security.

     PARENT means Lihir Gold Limited ARBN 069 803 998.

     PARENT DEPOSIT AGREEMENT means a limited recourse set-off agreement by the Parent over 50% of all funds deposited by it from time to time in the Distribution Account and interest-payable on those funds.

     PARENT REPRESENTATION AND UNDERTAKING AGREEMENT means an agreement between the Parent and the Lender in which the Parent makes representations and undertakings to the Lender in respect of the Facility.

     PERMITTED SECURITY INTEREST means a Security Interest permitted under clause 15.2(b).

     POTENTIAL EVENT OF DEFAULT means anything which with notice, time or both would become an Event of Default.

     PRINCIPAL OUTSTANDING means the total principal amount of all outstanding
     Loans.

     PRIVATE PLACEMENT means the purchase of 149 million newly issued fully paid up ordinary Shares in the Target Company by the Borrower pursuant to the Share Subscription Agreement.

     PROJECT DOCUMENT means:

     (a)  the Merger Implementation Agreement;

     (b)  the Share Subscription Agreement;

     (c)  all other documents relating to the Private Placement; and

     (d)  all other documents relating to the Merger.

     RELATED ENTITY means, in relation to an entity (the FIRST ENTITY):

     (a)  a Subsidiary of the first entity;

     (b)  an entity of which the first entity is a Subsidiary; or

     (c) a Subsidiary of another entity of which the first entity is also a Subsidiary,

                                                                         Page 11

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Facility Agreement                                  Allens Arthur Robinson[LOGO]

     RECORD DATE has the meaning given to it in the Merger Implementation
     Agreement.

     RELEVANT COMPANY means the Borrower and the Parent and a Subsidiary of the Borrower.

     SAME DAY FUNDS means, for Australian dollars, immediately available funds.

     SECURED MONEY means all money which the Borrower (whether alone or not) is or at any time may become actually or contingently liable to pay to or for the account of the Lender (whether alone or not) for any reason whatever under or in connection with a Finance Document.

     It includes money by way of principal, interest, fees, costs, indemnity, charges, duties or expenses or payment of liquidated or unliquidated damages under or in connection with a Finance Document, or as a result of a breach of or default under or in connection with a Finance Document.

     It also includes money that the Borrower would have been liable to pay but for its Liquidation, or some other reason.

     SECURITY means:

     (a)  the Charge;

     (b)  the Parent Deposit Agreement;

     (c) the Target Company Charge (but only from the time that it is given or required to be given under this Agreement);

     (d) the Guarantee required to be given by the Parent under clause 3.3(e) of the Parent Representation and Undertaking Agreement (but only from the time that it is given or required to be given under the Parent
          Representation and Undertaking Agreement); and

     (e)  any other Collateral Security.

     SECURITY INTEREST includes any mortgage, pledge, lien or charge or any security or preferential interest or arrangement of any kind. It includes:

     (a) anything which gives a creditor priority to other creditors with respect to any asset; and

     (b) retention of title other than in the ordinary course of day-to-day trading and a deposit of money by way of security.

     SHARE means any share in the Target Company.

     SHARE SUBSCRIPTION AGREEMENT means the agreement relating to the subscription for Shares by the Borrower, in the form of the last draft given to the Lender prior to the execution of this Agreement, or any other agreement relating to the subscription of Shares by the Borrower in form and substance acceptable to the Lender.

     SUBSIDIARY has the meaning given in the Corporations Act 2001, but an entity will also be taken to be a Subsidiary of an entity if it is controlled by that entity (as defined in s50AA of the Corporations Act
     2001) and, without limitation:

     (a) a trust may be a Subsidiary, for the purposes of which a unit or other beneficial interest will be regarded as a share; and

                                                                         Page 12

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

     (b) an entity may be a Subsidiary of a trust if it would have been a Subsidiary if that trust were a corporation.

     SYNDICATED FACILITIES AGREEMENT means the Syndicated Facilities Agreement between the Lender, the Parent and others dated 13 September 2005.

     TARGET COMPANY means Ballarat Goldfields NL. ACN 006 245 441.

     TARGET COMPANY CHARGE means a deed under which the Target Company charges as a first ranking charge all of the assets and undertaking of the Target
     Company to secure all that part of the Secured Money which relates to Tranche B.

     TAX includes any tax, levy, impost, deduction, charge, rate, duty, compulsory loan or withholding which is levied or imposed by a Government
     Agency, and any related interest, penalty, charge, fee or other amount.

     TRANCHE means Tranche A or Tranche B.

     TRANCHE A means Tranche A of the Facility as identified in Schedule 2.

     TRANCHE A CHESS AGREEMENT means an undertaking by the Target Company in a form acceptable to the Lender that all Shares to be issued under or pursuant to the Private Placement will be immediately listed in CHESS on the date of issue with a broker participant or non-broker participant acceptable to the Lender.

     TRANCHE B means Tranche B of the Facility as identified in Schedule 2.

     TRANSACTION means each of the Private Placement and the Merger.

     TRANSACTION DOCUMENT means a Finance Document or a Project Document.

     UNDRAWN COMMITMENT means, at a relevant time, the Commitment at that time less the total principal amount of all outstanding Loans.

1.2  INTERPRETATION

     Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

     (a)  The singular includes the plural and the converse.

     (b)  A gender includes all genders.

     (c) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

     (d) A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

     (e) A reference to a clause, annexure or schedule is a reference to a clause of, or annexure or schedule to, this Agreement.

     (f) A reference to a party to this Agreement or another agreement or document includes the party's successors and permitted substitutes or assigns.

     (g) A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

     (h) A reference to WRITING includes a facsimile transmission and any means of reproducing words in a tangible and permanently visible form.

     (i) A reference to CONDUCT includes an omission, statement or undertaking, whether or not in writing.

     (j) The meaning of terms is not limited by specific examples introduced by INCLUDING, or FOR EXAMPLE, or similar expressions.

     (k) A reference to an ASSET includes any real or personal, present or future, tangible or intangible property or asset (including
          Intellectual Property) and any right, interest, revenue or benefit in, under or derived from the property or asset.

     (1) An Event of Default SUBSISTS until it has been waived in writing by the Lender or cured to the satisfaction of the Lender (acting reasonably) before action is taken in respect of it.

     (m) A reference to an amount for which a person is CONTINGENTLY LIABLE includes an amount which that person may become actually or contingently liable to pay if a contingency occurs, whether or not that liability will actually arise.

     (n)  All references to TIME are to Melbourne time.

     (o) Nothing in this Agreement is to be interpreted against a party on the ground that the party put it forward.

     (p) A reference to the use of BEST EFFORTS by the Borrower means to take all steps reasonably open to and able to be done by (in all relevant circumstances) the Borrower, including by the exercise of voting and other rights under the Project Documents.

1.3  DETERMINATION, STATEMENT AND CERTIFICATE

     Except where otherwise provided in this Agreement any determination, statement or certificate by the Lender or an Authorised Officer of the Lender provided for in this Agreement is sufficient evidence unless proven wrong.

1.4  DOCUMENT OR AGREEMENT

     A reference to:

     (a) an AGREEMENT includes a Security Interest, Guarantee, undertaking, deed, agreement or legally enforceable arrangement whether or not in writing; and

     (b) a DOCUMENT includes an agreement (as so defined) in writing or a certificate, notice, instrument or document.

     A reference to a specific agreement or document includes it as amended, novated, supplemented or replaced from time to time, except to the extent prohibited by this Agreement.

1.5  LISTING REQUIREMENTS INCLUDED AS LAW

     A listing rule or business rule of a financial market (as defined in the Corporations Act 2001) will be regarded as a LAW.

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Facility Agreement                                Allens Arthur Robinson [LOGO]

1.6  ACCOUNTING TERMS

     Accounting terms are to be interpreted according to Current Accounting
     Practice.

1.7  CODE OF BANKING PRACTICE (2003)

     The Code of Banking Practice (2003) does not apply to the Finance Documents or any banking service provided under them.

2.   FACILITY

2.1  COMMITMENT

     Subject to this Agreement, the Lender agrees with the Borrower to make available the Facility to the Lender.

2.2  PURPOSE

     The Borrower shall use the net proceeds of all accommodation provided under this Agreement for the relevant Approved Purpose and for no other purpose.

2.3  EXISTING AGREEMENTS

     This Agreement replaces any other existing agreements between the Borrower and the Lender in relation to the Facility.

3.   DRAWDOWN

3.1  DRAWDOWN

     (a)  A Loan for the purpose in item (i) in the Approved Purpose of Tranche
          A is only available to be drawn in one amount at one time.

     (b) Subject to this Agreement, Undrawn Commitment in respect of the balance of Tranche A and Tranche B may be drawn in one or more amounts
          (each being not less than $250,000, other than interest or fees under the Facility Agreement) at any time during the relevant Availability
          Period for Tranche A or Tranche B (as applicable).

     (c) The Lender is not obliged to provide a Loan under the Facility if the total principal amount of all outstanding Loans would exceed the Commitment.

3.2  DRAWDOWN NOTICES

     (a) Whenever the Borrower wishes to make a drawing using any of the Undrawn Commitment for a relevant Tranche, it shall give to the Lender an irrevocable Drawdown Notice substantially in the form of annexure
          A. That Drawdown Notice must be received by the Lender by 11am
          (Melbourne time) three Business Days (or such shorter period as the Lender agrees) before the proposed Drawdown Date (which must be a Business Day).

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

     (b) The Lender may make a Loan to pay accrued interest or fees without a Drawdown Notice being given by the Borrower.

3.3  ROLLOVER

     By 11am (Melbourne time) three Business Days before the last day of each Funding Period for a Loan the Borrower shall give to the Lender an irrevocable Drawdown Notice requesting a new Funding Period for the Loan
     (which will be taken to be a request for the continuation of the Loan), unless the Borrower is obliged to repay or prepay the relevant Loan on that last day of that Funding Period in accordance with this Agreement.

3.4  FAILURE TO GIVE DRAWDOWN NOTICE REQUESTING ROLLOVER

     If the Borrower fails to give a Drawdown Notice electing to continue a Loan in accordance with clause 3.3 it will be taken to have served a Drawdown
     Notice electing to continue the Loan under the same Facility and with a Funding Period (subject to clause 4) of one month and making without qualification the statements set out in paragraph 5(a) and 5(b) of Annexure
     A.

4.   SELECTION OF FUNDING PERIODS

     (a) Subject to this clause, the Borrower may only select Funding Periods of 1, 2 or 3 months or such other period as the Lender may agree.

     (b) The Borrower may select any other period agreed by the Lender to enable consolidation of Loans under a Facility.

     (c) Should a Funding Period end on a day which is not a Business Day, that Funding Period will be extended to the next Business Day in the same calendar month or, if none, the preceding Business Day.

     (d) If a Funding Period of a number of months commences on a date in a month and there is no corresponding date in the month in which it is to end, it will end on the last Business Day of the latter month.

     (e) No Funding Period may extend beyond the Maturity Date for the Facility. The Borrower shall select Funding Periods so as to ensure that the Maturity Date for the Facility coincides with the last day of Funding Periods of all outstanding Loans under the Facility which has a principal amount not less than the principal amount to be repaid on that day.

     (f) If the Borrower fails to select Funding Periods complying with this clause, the Lender may vary any Drawdown Notice (or deemed Drawdown
          Notice) to ensure compliance.

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

5.   FEES

5.1  ESTABLISHMENT FEE

     On the date of the first drawdown pursuant to this Agreement (or, if earlier, the day five Business Days after the execution of this Agreement) the Borrower shall pay an establishment fee equal to 0.80% of the total amount of the Facility to the Lender.

5.2  COMMITMENT FEE

     (a) A commitment fee accrues at 0.70% pa on the daily amount of the Undrawn Commitment (if any) from the date of this Agreement.

     (b) The Borrower shall pay to the Lender any accrued commitment fee in arrears on the last Business Day of each calendar quarter and on the last day of the Availability Period for each Tranche.

6.   CANCELLATION OF UNDRAWN COMMITMENT AND COMMITMENT

6.1  TRANCHE A

     If only part of Tranche A is drawn, the Undrawn Commitment in respect of Tranche A will thereafter be reduced to nil.

6.2  DURING AVAILABILITY PERIOD

     On giving not less than five Business Days irrevocable notice to the Lender the Borrower may cancel all or part of the Undrawn Commitment during the Availability Period. A partial cancellation must be in a minimum of $5,000,000 and in a whole multiple of $1,000,000 unless the Lender agrees otherwise. Any part of a Commitment cancelled by a Borrower may not be drawn or redrawn.

6.3  AT END OF AVAILABILITY PERIOD

     At the close of business (Melbourne time) on the last day of the Availability Period for each Tranche the Undrawn Commitment for that Tranche will be permanently cancelled.

6.4  ON PREPAYMENT

     On any prepayment under clause 9 (PREPAYMENT) of all or part of the Principal Outstanding the Commitment in respect of that Tranche repaid will be reduced by an amount equal to the principal amount so repaid or prepaid.
     Any amounts reduced by a Borrower in accordance with this clause 6.4 may not be drawn or redrawn.

6.5  ON MATURITY

     All Commitments will reduce to nil on the Maturity Date, to the extent that they have not already done so.

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 Facility Agreement                                Allens Arthur Robinson [LOGO]

7.   MARKET DISTURBANCE

7.1  MARKET DISTURBANCE - DISRUPTION NOTICE

     Whenever, before the start of a Funding Period of a Loan:

     (a)  the Lender determines that:

          (i) because of circumstances affecting the relevant interbank market, adequate and fair means do not exist for ascertaining the rate of interest applicable to that Loan during that Funding Period under the preceding provisions and the definition of BBR in clause 1.1;
               or

          (ii) deposits in the relevant interbank market are not available in the ordinary course of business in Australian dollars and for a term equal to such Funding Period;

     (b) because of circumstances affecting the relevant interbank market, the cost to the Lender of deposits obtained in that market to fund its participation in that Loan exceeds BBR in respect of that Funding
          Period; or

     (c) because of any change in or in the application of any applicable law or of any change in national or international financial, political or economic conditions, exchange rates or exchange controls (in each case applicable generally and not specifically to the Lender (as applicable)), it is impracticable for it to fund or continue to fund that Loan during that Funding Period by deposits obtained in the relevant interbank market, the Lender shall promptly give notice (a DISRUPTION NOTICE) to the Borrower.

7.2  ALTERNATIVE BASIS

     If the Borrower receives a Disruption Notice relating to a Loan under the
     Facility:

     (a) (CONSULTATION) the Lender shall consult in good faith with the Borrower with a view to agreeing an alternative base rate to BBR in respect of the Loan;

     (b) (TEMPORARY BASIS) pending that consultation subject to paragraphs (c) and (d), the most recent prevailing BBR shall apply;

     (c) (ALTERNATIVE BASIS) if an alternative basis is agreed, it will apply in accordance with its terms; and

     (d) (CESSATION OF NOTICE IF NO AGREEMENT) if an alternative basis is not agreed within 30 days of the Disruption Notice, instead of BBR the rate per cent per annum certified by the Lender, acting in good faith, as its cost of funds to provide and maintain the Loan under the Facility shall replace BBR with effect from the date of the Disruption
          Notice and the amount of interest accruing due in the meantime shall be adjusted accordingly.

8.   REPAYMENT

     The Borrower shall repay the Principal Outstanding on the Maturity Date.

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

9.   PREPAYMENTS

9.1  VOLUNTARY PREPAYMENTS

     (a) Subject to this clause, if it gives at least five days' prior notice to the Lender the Borrower may prepay all or part of the Principal
          Outstanding. That notice is irrevocable. The Borrower shall prepay in accordance with it.

     (b) Unless the Lender agrees otherwise, prepayment of part only of a Loan may only be made in a minimum principal amount of $5,000,000 and a whole multiple of $1,000,000.

9.2  MANDATORY PREPAYMENTS

     (a) The Borrower shall promptly apply the proceeds of any sale, forfeiture or other disposal of the Shares in prepayment of the Principal
          Outstanding under the Facility and any other Secured Money.

     (b) If the Target Company pays the Break Fee to the Borrower, the Borrower shall promptly apply the Break Fee (less any reasonable amount approved by the Lender in payment of the costs of the Transaction, to the extent that they have not been drawn as accommodation under this Agreement, and Taxes relating to the Break Fee) in prepayment of the Principal Outstanding under the Facility and any other Secured Money,

9.3  CASH DEPOSIT IN LIEU OF BREAK COST

     If a prepayment on a date other than the last day of an Funding Period would require payment of an amount pursuant to clause 18(f), the Lender shall, if requested by the Borrower in writing, place the amount of the prepayment in an interest bearing deposit with the Lender, to be applied in reduction of the Principal Outstanding on the last day of the Funding
     Period current at the date of the prepayment.

9.4  INTEREST

     When the Borrower prepays any amount it shall pay any interest accrued on that amount.

9.5  LIMITATION ON PREPAYMENTS

     The Borrower may not prepay all or any part of the Principal Outstanding except as set out in this Agreement.

9.6  CANCELLATION OF COMMITMENTS

     The Commitments for the Facility will be cancelled by an amount equal to any amount prepaid or require to be prepaid under the Facility in accordance with this clause 9. Any amount prepaid by a Borrower may not be redrawn.

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

10.  PAYMENTS

10.1 MANNER

     The Borrower shall make all payments under any Finance Document in Same Day
     Funds by 11am (Melbourne time) on the due date to the address for service of notices of the Lender, or to the account specified by the Lender, without set-off, counterclaim or other deduction except any compulsory deduction for Taxation.

10.2 PAYMENT TO BE MADE ON BUSINESS DAY

     Whenever any payment becomes due on a day which is not a Business Day, the due date will be the next Business Day in the same calendar month or, if none, the preceding Business Day.

10.3 APPROPRIATION WHERE INSUFFICIENT MONEYS AVAILABLE

     The Lender may appropriate amounts it receives as among amounts due as it sees fit. This will override any appropriation made by the Borrower.

10.4 ROUNDING

     In making any allocation or appropriation under any Finance Documents, the Lender may round amounts to the nearest dollar.

11.  TAXATION

11.1 PAYMENTS TO BE MADE WITHOUT DEDUCTIONS

     The Borrower agrees to make each payment to the Lender under this
     Agreement:

     (a)  without any set-off or counterclaim; and

     (b) to the extent permitted by law, free and clear of, and without any deduction or withholding for or on account of, any Taxes.

11.2 ADDITIONAL PAYMENTS

     If the Borrower is obliged to make a deduction in respect of Tax from a payment under a Finance Document:

     (a) (PAY DEDUCTION) it shall promptly pay the amount deducted to the appropriate Government Agency;

     (b) (RECEIPT) promptly on request, it shall give the Lender the original receipt (or other documents acceptable to the Lender) evidencing the payment; and

     (c) (GROSS-UP) unless the Tax is an Excluded Tax, on the due date it shall pay the Lender an additional amount so that the Lender receives a net amount (after allowance for any further deduction and any Tax on the additional amount) equal to the amount it would have received if no deduction had been made. It shall indemnify the Lender against the Tax and any amounts recoverable from the Lender in respect of the Tax.

                                                                         Page 20

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

     It waives any statutory or other right to recover from the Lender any amount paid under this clause.

12.  CHANGE IN LAW

12.1 ILLEGALITY

     (a) If a Change in Law makes it illegal or impracticable for the Lender to provide financial accommodation under the Finance Documents, the Lender may by notice to the Borrower:

          (i)  terminate the Commitment; and

          (ii) direct the Borrower to prepay any financial accommodation affected, together with all other amounts owing under the Finance
               Documents.

     (b) The Borrower shall make the prepayment immediately, or if later, the latest day (in the Lender's opinion) on which the prepayment can be made without the illegality or impracticability arising.

12.2 INCREASED COSTS

     (a) (REIMBURSEMENT) Whenever the Lender determines that as a result of a Change in Law any of the following occurs in connection with its Commitment or financial accommodation provided or to be provided under the Finance Documents:

          (i)  (INCREASED COSTS) its costs are increased;

          (ii) (REDUCED RECEIPTS) an amount received or receivable by it is reduced;

          (iii) (REDUCED RETURN) its or its holding company's return on capital or other effective return is reduced (including because more capital needs to be allocated to the facility and cannot be used elsewhere), the Lender may notify the Borrower. The Borrower shall pay the Lender on demand the amounts certified by an Authorised Officer of the Lender to be necessary to compensate the Lender or the relevant holding company for the increase or reduction.

          That certificate must give an outline of the calculation of the amount demanded and will be conclusive and bind the Borrower unless proven wrong.

     (b) (LIMIT ON RETROSPECTIVITY) A demand under paragraph (a) may not claim compensation for an increase or reduction suffered more than 90 days before the Lender notified the Borrower of the relevant Change in Law except to the extent the Change in Law is retrospective.

12.3 VOLUNTARY PREPAYMENT ON CHANGE IN LAW

     If the Borrower becomes aware that as a result of a Change in Law it is or may be obliged to make a payment under clause 11.2(a) (TAXATION -
     ADDITIONAL PAYMENTS) or 12.2 (INCREASED COSTS), the Borrower may notify the
     Lender that it wishes to prepay any financial accommodation affected. That notice is irrevocable. The Borrower shall prepay

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

     in accordance with it on the last day of the relevant Funding Period current when the notice is given.

12.4 MINIMISATION

     The Borrower may not refuse a demand on the ground that the relevant consequences could have been avoided.

12.5 CHANGE IN LAW

     In this clause, a CHANGE IN LAW is the introduction after the date of this Agreement of, or a change in, any law, official directive, ruling or request or a change in its interpretation or application. If it does not have the force of law, it must be one with which responsible Australian banks would comply. It includes any with respect to capital adequacy, special deposit, liquidity, reserve, prime assets, tax or prudential requirements (except a change in tax on overall net income).

13.  CONDITIONS PRECEDENT

13.1 CONDITIONS PRECEDENT TO TRANCHE A DRAWDOWN NOTICE

     The right of the Borrower to give the Drawdown Notice in relation to Tranche A and the obligations of the Lender under this Agreement are subject to the condition precedent that the Lender receives all of the following in form and substance satisfactory to the Lender.

     (a) (VERIFICATION CERTIFICATE) a certificate in relation to the Borrower given by a director of the Borrower substantially in the form of annexure B with the attachments referred to and dated not earlier than five Business Days before the first Drawdown Date.

     (b) (REPRESENTATIONS TRUE) the representations and warranties by the Borrower in the Finance Documents are true as at the date of the first
          Drawdown Notice as though they had been made at that date in respect of the facts and circumstances then subsisting;

     (c)  (FINANCE DOCUMENTS) duly executed counterparts of each Finance
          Document, together with all ancillary documentation required to register them (as relevant).

     (d) (SECURITY) evidence that the Charge is in a form registerable by the Australian Securities and Investments Commission or other applicable office or registry at which registration is required free from all prior Security Interests and third party rights and interests (other than Permitted Security Interests).

     (e) (PROJECT DOCUMENTS) a certified copy of each Project Document, duly executed by the parties to it.

     (f) (TITLE DOCUMENTS) any relevant documents or evidence of title (if any) to the Mortgaged Property.

     (g)  (OPINIONS)

          (i) an opinion of Allens Arthur Robinson, Australian legal advisers to the Lender in relation to the Finance Documents;

                                                                         Page 22

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

          (ii) an opinion from independent, appropriately experienced legal advisers to the Borrower that:

               (A) the Borrower is (or will unconditionally become) the direct legal and beneficial owner of the relevant Shares pursuant to the Private Placement, free from all Security Interests;

               (B) the Borrower and the Target Company have the proper capacity, corporate approvals and Authorisations necessary to validly enter into the Private Placement; and

               (C) the Share Subscription Agreement is binding and effective in accordance with its terms;

     (h) (FEES) payment (which may be from the first drawdown) of all fees and expenses payable or reimbursable to the Lender on or before the first
          Drawdown Date, including fees of the Lenders' consultants or advisers;

     (i) (CONSTITUTION) if the Borrower is a corporation, a certified copy of the Borrower's constitution and certificate of incorporation;

     (j) (POWERS OF ATTORNEY) if the Borrower executes any Transaction Document under power of attorney, a copy of that power of attorney;

     (k)  (NO EVENT OF DEFAULT) evidence that no Event of Default or Potential
          Event of Default, or any other event of default (however defined) under a Transaction Document has occurred and is subsisting;

     (1)  (LATEST FINANCIAL REPORTS) the latest Financial Reports of the Parent;

     (m) (SUFFICIENT FUNDS) evidence that the Borrower has sufficient funds from the Facility and from other sources of income to pay all fees and charges payable in connection with this Agreement and complete the Private Placement; and

     (n) (NO PRIOR ACTIVITY) evidence that the Borrower is a newly incorporated company, and has not incurred and will not incur any liability or entered into any transaction, agreement or arrangement other than in respect of the Private Placement, the Merger, matters relating to its corporate existence, accounting and audit, and this Agreement.

13.2 CONDITIONS PRECEDENT TO TRANCHE B DRAWDOWN NOTICE

        The obligations of the Lender to make available each drawing under the Tranche B is subject to the conditions precedent in clause 13.1 having been fulfilled and these further conditions precedent:

     (a) (REPRESENTATIONS TRUE) the representations and warranties by the Borrower in the Finance Documents are true as at the date of the relevant Drawdown Notice as though they had been made at that date in respect of the facts and circumstances then subsisting;

     (b) (NO DEFAULT) no Event of Default or Potential Event of Default subsists at the date of the relevant Drawdown Notice or will result from the provision of the Loan;

                                                                         Page 23

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

     (c) (AUTHORISATION) all necessary Authorisations for the provision of that Loan have been obtained;

     (d) (TRANCHE A DRAWN) Tranche A has been drawn and no further drawings are required under it;

     (e) (MERGER DOCUMENTS DELIVERED) a certified copy of all documentation relating to the Merger has been delivered to the Lender; and

     (f) (OPINIONS) an opinion from Australian legal advisers to the Borrower has been delivered to the Lender that confirms:

          (i)  the Borrower, the Parent and the Target Company have the proper
               Authorisations to enter into the Merger; and

          (ii) the Merger has been completed by the Scheme becoming Effective and the New Lihir Shares have been issued by the Parent (all as contemplated in and defined by the Merger Implementation
               Agreement),

          in form and substance satisfactory to the Lender.

14.  REPRESENTATIONS AND WARRANTIES

14.1 REPRESENTATIONS AND WARRANTIES

     The Borrower makes the following representations and warranties:

     (a) (STATUS) It is a corporation validly existing under the laws of the place of its incorporation specified in this Agreement.

     (b) (NO PRIOR ACTIVITY) it is a newly incorporated corporation, and has not incurred and will not incur any liability or entered into any transaction, agreement or arrangement other than in respect of the Private Placement, the Merger, matters relating to its corporate existence, accounting and audit, and this Agreement, and all its liabilities and indebtedness have been fully disclosed to the Lender.

     (c) (POWER) It has the power to enter into and perform its obligations under the Transaction Documents to which it is expressed to be a party, to carry out the transactions contemplated by those documents and to carry on its business as now conducted or contemplated.

     (d) (CORPORATE AUTHORISATIONS) it has taken all necessary corporate action to authorise the entry into and performance of the Transaction
          Documents to which it is expressed to be a party, and to carry out the transactions contemplated by those documents.

     (e) (CORPORATE BENEFIT) It achieves a valuable corporate benefit from entering into the Finance Documents to which it is a party.

     (f)  (DOCUMENTS BINDING) Each Transaction Document to which it is expressed to be a party is its valid and binding obligation enforceable in accordance with its terms, subject to any necessary stamping and registration and subject to equitable principles. To the best of its knowledge and belief, each Project Document is valid
                                                                         Page 24
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Facility Agreement                                 Allens Arthur Robinson [LOGO]

            and binding on the parties to it and enforceable against each of them in accordance with its terms. The Securities are effective security over the Mortgaged Property with the priority stated.

      (g) (TRANSACTIONS PERMITTED) The execution and performance by it of the Transaction Documents to which it is expressed to be a party and each transaction contemplated under those documents did not and will not violate in any respect a provision of:

            (i) a law or treaty or a judgment, a legally binding ruling, order or decree of a Government Agency binding on it;

            (ii)  its constitution or other constituent documents; or

            (iii) any other document or agreement which is binding on it or its assets (including the Syndicated Facilities Agreement),

            where violation is likely to have a Material Adverse Effect, and, except as provided by the Transaction Documents, did not and will not:

            (iv)  create or impose a Security Interest on any of its assets; or

            (v) allow a person to accelerate or cancel an obligation with respect to Finance Debt, or constitute an event of default, cancellation event, prepayment event or similar event
                  (whatever called) under an agreement relating to Finance Debt, whether immediately or after notice or lapse of time or both.

      (h)   (FINANCIAL REPORTS)

            (i)   Its most recent consolidated and unconsolidated audited
                  Financial Reports give a true and fair view of the matters with which they deal.

            (ii) There has been no subsequent change since the date of its most recent consolidated and unconsolidated audited or unaudited
                  Financial Reports (and the case may be) in its and its Subsidiaries' state of affairs which may have a Material
                  Adverse Effect.

            (iii) Those Financial Reports comply with Current Accounting
                  Practice except to the extent disclosed in them and with all applicable laws.

            (iv) No Relevant Company has executed a Guarantee for the purpose of obtaining an order under part 2M.6 of the Corporations Act
                  2001 or an equivalent provision or for the purpose of complying with any such order.

      (i) (NO LITIGATION) At the date of each drawdown, no litigation, arbitration, Tax claim, dispute or administrative or other proceeding is current or pending or, to its knowledge, threatened, which may have a Material Adverse Effect.

      (j)   (NO DEFAULT) At the date of each drawdown:

            (i) no Event of Default or undisclosed Potential Event of Default of which it is aware has occurred and is subsisting.

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

            (ii) it is not and none of its Subsidiaries is in default under a document or agreement (including an Authorisation) binding on it or its assets which relates to Finance Debt or is material.

            (iii) nothing has occurred which constitutes an event of default, cancellation event, prepayment event or similar event
                  (whatever called) under those documents or agreements, whether immediately or after notice or lapse of time or both.

      (k) (AUTHORISATIONS) To the best of its knowledge each Authorisation which is required and able to be obtained at the applicable time in relation to:

            (i) the execution, delivery and performance by it of the Transaction Documents to which it is expressed to be a party and the transactions contemplated by those documents;

            (ii)  the validity and enforceability of those documents; and

            (iii) its business as now conducted or contemplated and which is material (including under Environmental Law),

            where failure to obtain or effect it is likely to have a Material
            Adverse Effect, has been obtained or effected. Each is in full force and effect. It has complied with each of them.

      (l)   (NO MISREPRESENTATION)

            (i) All information (other than forecasts and projections) provided by it to the Lender is true in all material respects at the date when it is provided or as otherwise specified in it. Neither that information nor its conduct and the conduct of anyone on its behalf in relation to the transactions contemplated by the Transaction Documents, was or is misleading, by omission or otherwise. To the best of the Borrower's knowledge (after due enquiry), the Borrower has supplied all information which is material to the Transaction to the Lender.

            (ii) Any financial projections so provided have been prepared on the basis of the most recently available historical information and on the basis of reasonable assumptions as at the time they are provided.

      (m) (AGREEMENTS DISCLOSED) Each document or agreement which is material to the Transaction Documents or which has the effect of varying a Transaction Document has been disclosed to the Lender in writing.

      (n) (COPIES OF DOCUMENTS) All copies of documents (including its latest audited Financial Reports and all Authorisations) given by it or on its behalf to the Lender are true and complete copies as at the date given. Those documents are in full force and effect.

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      (o)   (TITLE) It is or will become on acquisition the sole beneficial owner of the Mortgaged Property free of any other third party right or interest whatever (including arising out of native title claims and sacred sites) other than as permitted by clause 15.2(b)
            (NEGATIVE PLEDGE).

      (p) (LAW) It has complied with ail laws (including, without limitation, any Environmental Law) binding on it where breach may have a Material Adverse Effect.

      (q) (ENVIRONMENTAL LAW) At the date of each drawdown, no act or omission has occurred and there is no circumstance relating to the assets or business of it or the Target Company which has given rise or may give rise to:

            (i)   a substantial claim against it or any of its Subsidiaries;

            (ii)  a requirement of substantial expenditure by it or any of it
                  Subsidiaries; or

            (iii) a requirement that it or any of its Subsidiaries ceases or substantially alters an activity,

            under Environmental Law.

            Without limitation none of its assets is contaminated, all assets are within applicable environmental standards and all emissions and discharges are within standards or limits imposed by all relevant laws and Authorisations.

      (r) (TRUST) Except as disclosed to the Lender in writing, it does not hold any assets as the trustee of any trust and it does not enter into any Transaction Documents as trustee of any trust.

      (s) (TAXES) It has paid all Taxes payable by it when due other than Taxes for which it has set aside sufficient reserves and which are being contested in good faith.

      (t) (SOLVENCY) It is solvent and no Insolvency Event has occurred in relation to it. It will not become insolvent and no Insolvency Event will occur upon completion of the Private Placement or the Merger.

      (u) (CORPORATE TREE) The Parent is the sole direct and beneficial owner of all shares in the Borrower.

      (v) (NO LIQUIDATION) It is not in Liquidation and, to the best of its knowledge, no steps have been taken in relation to its Liquidation.

      (w) (NO IMMUNITY) Neither it not any of its assets has any immunity from suit or execution.

      (x)   (PROJECT DOCUMENTS) At the date of each drawdown:

            (i) no default, event of default (however defined) or breach of any obligation has occurred or is subsisting under any Project
                  Document in respect of it, or to its knowledge, any other person; and

            (ii) no event has occurred in respect of it or, to its knowledge, any other person,

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

            which, in each case, is likely to result in the cancellation, termination, forfeiture of such a Project Document or is likely to have a Material Adverse Effect.

      (y) (TRANSACTION) It has not incurred any liability or obligation with respect to the Transaction which has not been disclosed to the Lender.

      (z) (PRIORITY) Its obligations under the Finance Documents to which it is a party rank in point of security ahead of all its other obligations (actual or contingent, present or future) except obligations mandatorily preferred by law or which are secured by a Security Interest which is permitted by clause 15. 2(b) (NEGATIVE
            PLEDGE).

14.2  RELIANCE ON REPRESENTATIONS AND WARRANTIES

      (a) The Borrower acknowledges that the Lender has entered the Transaction Documents in reliance on the representations and warranties in this clause.

      (b) The representations and warranties given in this clause are taken to be repeated on each Drawdown Date by reference to the circumstances then existing.

15.   UNDERTAKINGS

15.1  GENERAL UNDERTAKINGS

      The Borrower undertakes to the Lender as follows (except to the extent that the Lender consents):

      (a)   (CORPORATE REPORTING AND INFORMATION) It will provide to the Lender:

            (i) (ANNUAL FINANCIAL REPORTS) as soon as practicable (but within 120 days) after the close of each of its financial years copies of its audited Financial Reports in respect of that financial year;

            (ii) (SEMI-ANNUAL FINANCIAL REPORTS) as soon as practicable (but within 120 days) after the first half of each of its financial years copies of its unaudited Financial Reports in respect of that half-year;

            (iii) (DOCUMENTS ISSUED TO SHAREHOLDERS) promptly, all documents provided by it to a stock exchange or holders of Marketable
                  Securities issued by it;

            (iv) (INFORMATION PROVIDED TO ASX) to the extent not already provided under this paragraph (a) and the Parent has not already done so, within 7 days of issue, copies of all reports and press releases made by the Parent to Australian Stock
                  Exchange Limited;

            (v) (NOTICES UNDER MERGER IMPLEMENTATION AGREEMENT) promptly, any notifications or other information given or received by it under or in connection with the Merger Implementation
                  Agreement;

            (vi) (LITIGATION) promptly, written particulars of any litigation, arbitration, Tax claim, dispute or administrative or other proceeding in relation to it or its Subsidiaries involving a claim exceeding $500,000 or its equivalent other than a claim for worker's compensation;

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

            (vii) (GOVERNMENT AGENCY) promptly, any notice, order or material correspondence from or with a Government Agency relating to its or its Subsidiaries' business or assets which may have a Material Adverse Effect; and

            (viii) (OTHER INFORMATION) promptly, any other information in relation to its or its Subsidiaries' financial condition or business which the Lender may reasonably request.

      (b) (ACCOUNTING PRINCIPLES) It will ensure that the Financial Reports provided to the Lender under paragraph (a):

            (i) comply with Current Accounting Practice except to the extent disclosed in them and with all applicable laws; and

            (ii)  give a true and fair view of the matters with which they deal.

      (c) (AUTHORISATIONS) It will ensure that each Authorisation required for:

            (i)   the execution, delivery and performance by it of the Finance
                  Documents to which it is expressed to be a party and the transactions contemplated by those documents;

            (ii)  the validity and enforceability of those documents; and

            (iii) the carrying on by it and its Subsidiaries of its and their business as now conducted or contemplated (including under Environmental Law),

            is obtained and promptly renewed and maintained in full force and effect. It will provide copies promptly to the Lender when they are obtained or renewed.

      (d) (NOTICE TO LENDER) It will notify the Lender as soon as it becomes aware of:

            (i)   any Event of Default or Potential Event of Default;


            (ii) any substantial dispute between it or any of its Subsidiaries and a Government Agency;

            (iii) any force majeure event or any event or circumstance which is likely to result in the termination or suspension of any Project Document or any material provision of a Project
                  Document;

            (iv) any proposal by a Government Agency to acquire compulsorily a material part of its Mortgaged Property;

            (v) termination (other than through performance), rescission or suspension of a Transaction Document or other material
                  Authorisation;

            (vi)  any actual or alleged breach of or event under a Project
                  Document or other material Authorisation which with notice, time or both could lead to its termination, revocation, cancellation, suspension or variation or is otherwise material in the context of the Project Document or Authorisation;

            (vii) any amendment to a Project Document or other Authorisation which could have a Material Adverse Effect;

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

            (viii) any default, breach or other event under a document relating to material Finance Debt;

            (ix)   any Security Interest becoming enforceable over any Mortgaged
                   Property; and

            (x) any change in its Authorised Officers, giving specimen signatures of any new Authorised Officer appointed, and, where reasonably requested by the Lender, evidence satisfactory to the Lender of the authority of any Authorised Officer.

15.2  UNDERTAKINGS RELATING TO ASSET AND BALANCE SHEET MAINTENANCE

      The Borrower undertakes to the Lender as follows (except to the extent that the Lender otherwise consents):

      (a) (DISPOSAL OF ASSETS) It will not sell or otherwise dispose of, part with possession of, or create an interest in, any of its Mortgaged
            Property or agree or attempt to do so (whether in one or more related or unrelated transactions) without the prior written consent of the Lender.

      (b)   (NEGATIVE PLEDGE) it will not create or allow to exist a Security
            Interest over its assets other than the Charge.

      (c) (FINANCE DEBT) It will not incur any new Finance Debt without the written consent of the Lender.

      (d) (SECURITY DEPOSIT) It will not deposit or lend money on terms that it will not be repaid until its or another person's obligations or indebtedness are performed or discharged. It will not deposit money with or lend money to a person (other than the Lender) to whom it is, or is likely to become, actually or contingently indebted.

      (e) (TITLE RETENTION) It will not enter into an agreement with respect to the acquisition of assets on title retention terms except in the ordinary course of day-to-day trading.

      (f) (SALE AND LEASE BACK) It will not sell or otherwise dispose of any of its assets to a person where, under the terms of that sale or disposal, or under a related transaction, that asset is or may be Leased to a Relevant Company or its Associate.

15.3  UNDERTAKINGS RELATING TO THE TRANSACTION

      The Borrower undertakes to the Lender as follows (except to the extent that the Lender otherwise consents):

      (a)   (PROCEEDS OF PRIVATE PLACEMENT) It will:

            (i) use its best endeavours to ensure that the Target Company uses the proceeds of the Private Placement only to fund the development of the Ballarat East Gold Project; and

            (ii) ensure that the Project Documents contain covenants requiring the Target Company to use the proceeds of the Private
                  Placement only to fund the development of the Ballarat East
                  Gold Project.

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

      (b)   (COMPLIANCE AND ENFORCEMENT OF PROJECT DOCUMENTS) It will:

            (i)   comply with its obligations under the Project Documents;

            (ii) enforce each Project Document to which it is a party and exercise its rights, authorities and discretions under those documents prudently and, while an Event of Default or Potential Event of Default subsists, in accordance with the directions (if any) of the Lender;

            (iii) use its Best Efforts to keep the Project Documents to which it is a party valid and enforceable;

            (iv)  not avoid, release, surrender, rescind, terminate or discharge
                  (other than by performance) any of the Project Documents to which it is a party;

            (v) not amend, vary or supplement in any material respect, or grant a material waiver in respect of, any Project Document where that has or might reasonably be expected to have a Material Adverse Effect without the prior consent of the Lender, such consent will be taken to be given if the Lender has failed to notify the Borrower of its decision on the later of 15 Business Days of it being notified of the intended action by the Borrower (the EXPIRY DATE) and such reasonable later date notified by the Lender prior to the Expiry Date if the Lender has not been provided with all information reasonably required by it to make such a decision by the Expiry Date;

            (vi) notify the Lender within 30 days of any material amendment or supplement to, or any waiver granted by it in respect of, any of the Project Documents to which it is a party;

            (vii) not do anything and will refrain from doing anything which gives another party grounds to terminate or discharge (other than by performance) any of the Project Documents to which it is a party; and

            (viii) not give any discretionary consent in connection with, an assignment, novation or transfer by a counterparty to a Project Document of any of that counterparty's rights or obligations under that Project Document without the consent of the Lender, such consent will be taken to be given if the Lender has failed to notify the Borrower of its decision on the later of 15 Business Days of it being notified of the intended action by the Borrower (the EXPIRY DATE) and such reasonable later date notified by the Lender prior to the Expiry Date if the Lender has not been provided with all information reasonably required by it to make such a decision by the Expiry Date.

      (c)   (TARGET COMPANY CHARGE) The Target Company will promptly after the
            Record Date (and in any event within 60 days after the Record Date) enter into and delivers to the Lender the Target Company Charge in form and substance acceptable to the Lender.

      (d) (PROCEEDS RAISED AGAINST BALLARAT EAST GOLD PROJECT) The Borrower will ensure that the proceeds of any financing or fundraising raised after the Merger occurs for

                                                                         Page 31

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

            the purpose of developing the Ballarat East Gold Project are applied in the following order:

            (i) firstly, towards repaying the Principal Outstanding (on the basis that the proceeds) of this facility will have been used for short-term funding of the Ballarat East Gold Project); and

            (ii) secondly, (if the Principal Outstanding has been reduced to nil) towards any other purpose relating to the Ballarat East
                  Gold Project.

            The Borrower shall also produce to the Lender on or before such repayment to the Lender evidence that no transaction in relation to it breaches section 260A of the Corporations Act 2001.

15.4  UNDERTAKINGS RELATING TO THE ASSETS

      The Borrower undertakes to the Lender as follows (except to the extent that the Lender otherwise consents):

      (a) (COMMERCIAL DEALINGS) It will not and will ensure that each of its Subsidiaries does not enter into any material transactions with any third person or any Related Entity (other than an Obligor) except on arm's length commercial terms.

      (b)   (DISPUTE) It will:

            (i) promptly notify the Lender of any material dispute with a party to a Project Document;

            (ii) subject to sub-paragraph (iii), use all reasonable efforts to resolve the dispute in accordance with any dispute resolution procedure under the Project Document;

            (iii) give the Lender a reasonable opportunity to comment on the resolution proposed and not agree to resolve the dispute except as required by the dispute resolution procedure without the consent of the Lender (acting reasonably); and

            (iv) not agree to the settlement or resolution of any dispute under a Project Document if that settlement or resolution would be likely to have a Material Adverse Effect.

      (c)   (PAY OUTGOINGS)

            (i) Subject to sub-paragraph (ii), it will promptly pay all material outgoings payable by it in respect of the Mortgaged
                  Property (including Taxes).

            (ii) It need not pay Taxes which are being contested in good faith except where failure to pay is reasonably likely to have a Material Adverse Effect. To the extent liable, it will pay those outgoings on the final determination or settlement of the contest.

      (d)   (PRESERVATION AND PROTECTION OF SECURITY)

            (i)   It will promptly:

                                                                         Page 32

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

                  (A) do everything necessary or reasonably required by the Lender to preserve and protect the value of the Mortgaged Property; and

                  (B) do everything necessary or reasonably required by the Lender to protect and enforce its title.

      (e)   (OTHER SECURITY INTERESTS) It will comply with all Security
            Interests by which it is bound affecting the Mortgaged Property and the obligations secured by those Security Interests.

      (f)   (RANKING) it will ensure that its obligations under the Finance
            Documents rank in point of security ahead of all its other obligations (actual or contingent, present or future) except obligations mandatorily preferred by law.

15.5  UNDERTAKINGS RELATING TO STRUCTURE AND CORPORATE MATTERS

      The Borrower undertakes to the Lender as follows (except to the extent that the Lender otherwise consents):

      (a) (PARTNERSHIP AND JOINT VENTURES) It will not enter into a partnership or joint venture with another person.

      (b) (CORPORATE EXISTENCE) It will do everything necessary to maintain its corporate existence in good standing. It will not transfer its jurisdiction of incorporation or enter any merger or consolidation.

      (c) (CONSTITUENT DOCUMENTS) It will not and will ensure that each of its Subsidiaries does not amend its constituent documents if that amendment is likely to have a Material Adverse Effect.

      (d) (CHANGE OF BUSINESS) It will not and will ensure that each of its Subsidiaries does not cease or substantially change the nature or its business as conducted when the Borrower becomes bound the this Agreement.

      (e) (INSPECTION) It will permit the Lender (or such persons authorised by it) at any time during normal business hours and on reasonable notice to inspect and take copies of the records, and to inspect any relevant Mortgaged Property which inspection shall, unless an Event of Default is subsisting or the lender has reasonable grounds to suspect that an Event of Default has occurred, be at the risk and expense of the Lender.

      (f) (COMPLIANCE WITH LAW) It will comply with all laws binding on it in all material respects.

      (g)   (PAY TAXES) It will pay all Taxes payable by it when due, but:

            (i) it need not pay Taxes for which it has set aside sufficient reserves and which are being contested in good faith, except where failure to pay may have a Material Adverse Effect; and

            (ii) to the extent liable, it will pay those Taxes which it is liable to pay on the final determination or settlement of the contest.

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      (h)   (COMMERCIAL DEALINGS)

            (i) It will not deal in any way with any person except at arm's length in the ordinary course of business for valuable commercial consideration.

            (ii) It may only deal with an Associate if a person satisfactory to the Lender verifies the adequacy of the consideration or otherwise verifies compliance with sub-paragraph (i).

      (i)   (FINANCIAL ASSISTANCE) It will not:

            (i) advance money or make available financial accommodation to or for the benefit of; or

            (ii) give a Guarantee or Security Interest in connection with an obligation or liability of,

            a person who is not a Relevant Company, but it may;

            (iii) deposit funds with a bank in the ordinary course of its business; and

            (iv) allow its customers to acquire goods and services on extended terms in the ordinary course of trading.

      (j) (DISTRIBUTIONS) It will not pay or distribute any money or other asset (including by management or other fee, interest, dividend, buy back, return of capital, repayment or redemption) to or for the benefit of a shareholder in that capacity or to an Associate at any time while there is any Principal Outstanding.

      (k) (FINANCE DEBT) The Borrower will not incur any Finance Debt except under the Finance Documents.

15.6  TERM OF UNDERTAKINGS

      Each undertaking in this clause continues from the date of this Agreement until the Secured Money is fully and finally paid.

16.   EVENTS OF DEFAULT

16.1  EVENTS OF DEFAULT

      Each of the following is an Event of Default (whether or not it is in the control of the Borrower).

      (a)   (OBLIGATIONS UNDER FINANCE DOCUMENTS) A Relevant Company fails:

            (i) to pay an amount payable by it under a Finance Document when due;

            (ii) to comply with any of its other obligations under a Transaction Document or any of the undertakings in clause 15 except, where in the opinion of the Lender that failure can be remedied within 10 Business Days, if it remedies the failure within that period; or

            (iii) to satisfy within the time stipulated anything which the
                  Lender made a condition of its waiving compliance with a condition precedent or undertaking in a Finance Document.

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

      (b) (MISREPRESENTATION) A representation, warranty, undertaking or statement by or on behalf of a Relevant Company in a Finance
            Document, or in a document provided under or in connection with a Finance Document, is not true in a material respect or is misleading when made or repeated.

      (c)   (CROSS DEFAULT)

            (i) Finance Debt of a Relevant Company totalling and amount at least equal to US$10 million or its equivalent:

                  (A) is not paid when due (or within an applicable grace period); or

                  (B) becomes due and payable before its stated maturity or expiry or if no period is specified, within 30 Business
                        Days of becoming payable; or

            (ii) a facility or obligation granted or owed by a person to a Relevant Company to provide financial accommodation or to acquire or underwrite Finance Debt totalling at least US$10 million or its equivalent is prematurely terminated; or

            (iii) a breach or other event or circumstance (however defined)
                  entitling a party to terminate occurs under a Project Document and the Lender is not satisfied with that state of affairs 10
                  Business Days after that breach, event or circumstance occurs, despite any representations made by the Borrower to the Lender and discussions between the Borrower and the Lender in the interim.

            For the purpose of this paragraph, if a person is required to provide cash cover for Finance Debt as a result of an actual, likely or threatened default or an event of default or termination, cancellation, special prepayment or similar event, whatever called, that Finance Debt will be taken to be due and payable.

            Sub-paragraphs (i)(B) and (ii) will not apply if a Relevant Company exercises an optional right of prepayment or termination in the absence of actual or likely default or an event of default or termination, cancellation, special prepayment or similar event, whatever called.

      (d)   (INSOLVENCY EVENT) An Insolvency Event occurs in relation to a
            Relevant Company or the Target Company.

      (e) (REDUCTION OF CAPITAL) Without the prior consent of the Lender, a Relevant Company or the Target Company:

            (i)   reduces its capital (including a purchase of its shares);

            (ii) passes a resolution to reduce its capital or to authorise it to purchase its shares or a resolution under Chapter 2J of the Corporations Act 2001 or an equivalent provision, or calls a meeting to consider such a resolution; or

            (iii) applies to a court to call any such meeting or to sanction any such resolution or reduction.

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      (f)   (ANALOGOUS PROCESS) Anything analogous to anything referred to in paragraphs (d) to (e) inclusive, or which has substantially similar effect, occurs with respect to any Relevant Company under any overseas law or any law which commences or is amended after the date of this Agreement.

      (G) (REVOCATION OF AUTHORISATION) An Authorisation which is material to the performance by the Borrower of a Transaction Document, or to the validity or enforceability of a Transaction Document or to the security of Lender is repealed, revoked or terminated or has expired, or is modified or amended or conditions are attached to it in a manner which the Lender considers to be likely to have a Material Adverse Effect and is not replaced by another Authorisation reasonably acceptable to the Lender within 30 days after notice from the Lender.

      (h) (CEASING BUSINESS) The Borrower or the Target Company stops, or threatens to stop, carrying on all or a material part of its business.

      (i)   (VITIATION OF DOCUMENTS) All or any material part of a Transaction
            Document is terminated or is or becomes void, illegal, invalid, unenforceable or of limited force and effect;

      (j)   (CONTROL OF BORROWER)

            (i) Without the prior consent of the Lender the Borrower ceases to be a wholly owned Subsidiary of the Parent; or

            (ii) in the opinion of the Lender (acting reasonably) there is a material change in the financial structure or control of the Borrower

      (k)   (COMPULSORY ACQUISITION)

            (i) All or any material part of the Mortgaged Property or other assets of a Relevant Company is compulsorily acquired (other than for fair value in the case of the Parent) by or by order of a Government Agency or under law; or

            (ii) a Government Agency orders the sale, vesting or divesting of all or any substantial part of the Mortgaged Property or other assets of a Relevant Company.

      (l)   (GOVERNMENTAL INTERFERENCE) A law or anything done by a Government
            Agency wholly or partially to a material extent renders illegal, prevents or restricts the performance or effectiveness of a Transaction Document or otherwise has a Material Adverse Effect.

      (m)   (ENVIRONMENTAL EVENT)

            (i)   (A)   Any person takes action;

                  (B)   there is a claim; or

                  (C) there is a requirement of expenditure or of cessation or alteration of activity,

                  under Environmental Law, which in the opinion of the Lender is likely to have a Material Adverse Effect; or

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

            (ii) a circumstance arises which in the opinion of the Lender may give rise to an action, claim or requirement within sub-paragraph (i).

      (n) (TARGET COMPANY CHARGE) The Target Company does not enter into and deliver the Target Company Charge to the Lender within 60 days of the Record Date.

      (o) (USE OF PRIVATE PLACEMENT PROCEEDS) The Target Company uses any of the proceeds of the Private Placement for a purpose other than the Ballarat East Gold Project.

      (p) (MATERIAL ADVERSE CHANGE) Any other event or series of events, whether related or not, occurs which in the opinion of the Lender
            (acting reasonably) is likely to have a Material Adverse Effect.

16.2  CONSEQUENCES

      In addition to any other rights provided by law or any Finance Document, at any time after an Event of Default (whether or not it is continuing) the Lender may do all or any of the following:

      (a) by notice to the Borrower declare all sums actually or contingently owing under the Finance Documents:

            (i) immediately due and payable, and the Borrower shall immediately pay the Principal Outstanding together with accrued interest and fees and all other sums; or

            (ii) payable upon demand, and the Borrower shall pay the same on demand being made;

      (b)   by notice to the Borrower cancel the Commitment;

      (c) at the cost of the Borrower, appoint a firm of independent accountants or other experts to review and report to the Lender on the affairs, financial condition and business of any Relevant
            Company;

      (d)   enforce the Securities.

            Each Relevant Company shall do everything in its power to ensure the review and report can be carried out promptly, completely and accurately. Without limitation, it shall co-operate fully with the review and ensure that the accountants and experts are given access to all premises and records of each Relevant Company and are given all information concerning any Relevant Company which they require from time to time. It shall ensure that all officers and employees of each Relevant Company do the same.

17.   INTEREST ON OVERDUE AMOUNTS

17.1  ACCRUAL AND PAYMENT

      (a) (ACCRUAL) Interest accrues on each unpaid amount which is due and payable by the Borrower under or in respect of any Finance Document
            (including interest under this clause):

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

            (i) on a daily basis up to the date of actual payment from (and including) the due date or, in the case of an amount payable by way of reimbursement or indemnity, the date of disbursement or loss, if earlier;

            (ii) both before and after judgment (as a separate and independent obligation); and

            (iii) at the rate provided in clause 17.2 (RATE),

            except where the relevant Finance Document provides otherwise.

      (b) (PAYMENT) The Borrower shall pay interest accrued under this clause on demand and on the last Business Day of each calendar quarter.
            That interest is payable in the currency of the unpaid amount on which it accrues.

17.2  RATE

      The rate applicable under this clause is the sum of 2% pa plus the sum of the Margin and:

      (a)   the rate which is the average bid rate displayed at or about 10.30am
            (Sydney time) on the day immediately before the due date on the Reuters screen BBSY page for a term equivalent to the funding period; or

      (b)   if:

            (i) for any reason that rate is not displayed for a term equivalent to that funding period; or

            (ii) the basis on which that rate is displayed is changed and in the opinion of the Lender, acting reasonably, it ceases to reflect the Lender's costs of funding to the same extent as at the date of this Agreement, the rate determined by the Lender to be the average of the buying rate of the Lender and the buying rates quoted to the Lender by 2
            Australian banks selected by the Lender at or about that time on that date. The buying rates must be for bills of exchange accepted by an Australian bank and which have a term equivalent to the funding period. If there are no buying rates the rate will be the rate determined by the Lender to be its cost of funds.

18.   INDEMNITIES

      The Borrower shall indemnify the Lender against any loss, cost, liability or expense (including legal costs on a full indemnity basis) which the Lender (or any officer or employee of the Lender) incurs as a result of or in connection with:

      (a) any Event of Default or breach, by a party other than the Lender, of a Finance Document;

      (b) any exercise or attempted exercise of any right, power or remedy under any Finance Document;

      (c) the Mortgaged Property or the existence of any interest in or control, right, power or remedy with respect to the Mortgaged
            Property;

      (d) any statement in, conduct relying on or omission or alleged omission from:

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

            (i)   any information memorandum or loan proposal; or

            (ii) any document or information prepared or authorised by the Borrower,

            or any claim in respect of any of the above.

      (e) a Loan requested in a Drawdown Notice not being provided for any reason (including failure to fulfil a condition precedent but excluding default by the Lender);

      (f) the Lender receiving payments of principal in respect of any Loan before the last day of a Funding Period relating to the Loan or any period under clause 7 (MARKET DISTURBANCE) or clause 17 (INTEREST ON
            OVERDUE AMOUNTS) for any reason, including prepayment in accordance with this Agreement; or

      (g) the Lender acting in connection with a Finance Document in good faith on facsimile instructions purporting to originate from the offices of the Borrower or to be given by an Authorised Officer of the Borrower.

      Without limitation the indemnity will cover any amount determined by the Lender to be incurred because of the liquidation or re-employment of deposits or other funds acquired or contracted for by the Lender to fund or maintain any Loan or amount (including loss of margin) and because of the termination or reversing of any agreement or arrangement entered into by the Lender to fix, hedge or limit its effective cost of funding or maintaining any Loan or amount.

19.   CURRENCY INDEMNITY

19.1  GENERAL

      The Borrower shall indemnify the Lender against any deficiency which arises whenever for any reason (including as a result of a judgment or order):

      (a)   the Lender receives or recovers an amount in one currency (the
            PAYMENT CURRENCY) in respect of an amount denominated under a Finance Document in another currency (the DUE CURRENCY); and

      (b) the amount actually received or recovered by the Lender under its normal practice when it converts the Payment Currency into the Due
            Currency is less than the relevant amount of the Due Currency.

19.2  LIQUIDATION

      In the event of the Liquidation (or analogous process) of the Borrower, the Borrower shall indemnify the Lender against any deficiency resulting from any variation between:

      (a) the exchange rate actually applied for the purposes of the Liquidation (or analogous process) in converting into another currency an amount expressed in one currency due or contingently owing under a Finance Document or under a judgment or order relating to a Finance Document; and

      (b) the exchange rate at which the Lender in accordance with its normal practice would be able to purchase the last-mentioned currency with the first-mentioned

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

            currency as at the final date or dates for the filing of proof or other claim in the Liquidation or the nearest available prior date including any premiums and costs of exchange payable in connection with the purchase.

19.3  REIMBURSEMENT

      Where an amount to be reimbursed or indemnified against under a Finance
      Document is denominated in a currency other than Australian dollars, if the Lender so requests, the Borrower shall reimburse or indemnify it against the amount of Australian dollars which the Lender certifies that it used to buy the relevant amount of the Other currency in accordance with its normal procedures. If the Lender does not so request, the Borrower shall reimburse or indemnify it in that other currency.

20.   EXPENSES

      The Borrower shall reimburse the Lender for its expenses in relation to:

      (a) the preparation, execution and completion of the Finance Documents and any subsequent consent, agreement, approval, waiver or amendment; and

      (b)   (i)   any actual or contemplated enforcement of the Finance
                  Documents, or the actual or contemplated exercise,
                  preservation or consideration of any rights, powers or
                  remedies under the Finance Documents or in relation to the
                  Mortgaged Property; and

            (ii)  any enquiry by a Government Agency concerning any Relevant
                  Company or the Mortgaged Property or a transaction or activity the subject of the Finance Documents or in connection with which, financial accommodation or funds raised under a Finance
                  Document are used or provided.

      This includes legal costs and expenses (including in-house lawyers charged at their usual rates) on a full indemnity basis, expenses incurred in retaining consultants to evaluate matters of material concern to the Lender and administrative costs including time of its executives (whose time and costs are to be charged at reasonable rates).

21.   STAMP DUTIES AND GST

21.1  STAMP DUTIES

      (a) The Borrower shall pay or reimburse the Lender for all stamp, transaction, registration and similar Taxes (including fines and penalties) on or in relation to the execution, delivery, performance or enforcement of any Finance Document or any payment, receipt or other transaction contemplated by any Finance Document.

      (b) The Borrower shall indemnify the Lender against any liability resulting from delay or omission to pay those Taxes except to the extent the liability results from failure by the Lender to pay any Tax after having been put in funds (with all necessary documents) to do so by the Borrower.

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

21.2  GST

      All payments to be made by the Borrower under or in connection with any Finance Document have been calculated without regard to GST.

      (a) If all or part of any such payment is the consideration for a taxable supply for GST purposes then, when the Borrower makes the payment:

            (i) it must pay to the Lender an additional amount equal to that payment (or part) multiplied by the appropriate rate of GST
                  (currently 10%); and

            (ii) the Lender will promptly provide to the Borrower a tax invoice complying with the relevant GST legislation.

      (b) Where under any Finance Document the Borrower is required to reimburse or indemnify for an amount, the Borrower will pay the relevant amount (including any sum in respect of GST) less any GST input tax credit the Lender determines that it is entitled to claim in respect of that amount.

22.   SET-OFF

      (a) If an Event of Default subsists the Lender may apply any credit balance in any currency (whether or not matured) in any account of the Borrower with any branch of the Lender towards satisfaction of any sum then due and payable by the Borrower to the Lender under or in relation to any Finance Document. The Lender need not make the application.

      (b)   The Lender may exchange currencies to make that application.

23.   LIMITED RECOURSE

23.1  LIMIT AND RELEASE

      (a)   (LIMIT) Subject to clause 23.2 (EXCEPTIONS) and subject to paragaph
            (c), but despite any other provision of any Finance Document, the liability of the Borrower to the Lender under or in connection with the Finance Documents is limited to the total amount available to the Lender as a result of a realisation of the Mortgaged Property and the Deposit in accordance with the Finance Documents (after payment of enforcement costs etc).

      (b) (RELEASE) The Lender waives all claims (including in respect of deceptive and misleading conduct) it may have against the Borrower under or in connection with the Finance Documents in respect of which the Borrower is not liable under paragraph (a).

      (c)   (DURATION OF LIMIT) Despite anything else in this clause 23:

            (i) the limit referred to in paragraph (a) will only apply until such time as the Borrower acquires or becomes unconditionally entitled to acquire Shares pursuant to the Merger
                  Implementation Agreement; and

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

            (ii) after that dates, this clause 23 will be taken to no longer apply to this Agreement.

23.2  EXCEPTIONS

      (a) Nothing in clause 23.1 (LIMIT AND RELEASE) limits the liability of the Borrower in respect of any loss, cost or expense suffered or incurred by the Lender arising from the Borrower's fraud or negligence under or in connection with any Finance Document.

      (b) Failure by the Borrower to pay all or any part of any amount due under or in connection with this Agreement does not of itself constitute fraud or negligence on its part.

23.3  UNRESTRICTED REMEDIES

      (a)   (CHARGES AND GUARANTEES) Subject to paragraph (b), nothing in clause
            23.1 (LIMIT AND RELEASE) limits the Lender in:

            (i)   exercising its rights or powers under this Agreement:

            (ii) obtaining an injunction or other order to restrain any breach of any Finance Document by any party; or

            (iii) obtaining declaratory relief.

      (b) (LIMITED AGENCY) In exercising any right, power or remedy under this Agreement, neither the Lender nor any receiver, receiver and manager, agent or attorney appointed under this Agreement shall incur, or have the authority to incur, any liability on behalf of or for the account of the Borrower except a liability which is itself subject to the limitation in clause 23.1 (LIMIT AND RELEASE).

      (c) (SECURED MONEY) For the purpose of determining the liability of the Borrower in relation to the Secured Money and the amount of Secured
            Money recoverable under any Security, the limit on the liability of the Borrower under clause 23.1 (LIMIT AND RELEASE) will be disregarded.

23.4  RESTRICTED REMEDIES

      Except as provided in clause 23.1(c) (DURATION OF LIMIT) and clause 23.3
      (UNRESTRICTED REMEDIES), the Lender shall not, in relation to any liability for which the Borrower is not liable under clause 23.1 (LIMIT
      AND RELEASE);

      (a) (JUDGMENT) obtain a judgment for the payment of money or damages by the Borrower;

      (b) (STATUTORY DEMAND) issue any demand under s459E(l) of the Corporations Act 2001 (or any analogous provision under any other law) against the Borrower;

      (c)   (WINDING UP) apply for the winding up of the Borrower;



      (d) (EXECUTION) levy or enforce any distress or other execution to, on or against any asset of the Borrower;

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

      (e) (COURT APPOINTED RECEIVER) apply for the appointment by a court of a receiver to any of the assets of the Borrower; and

      (f) (SET-OFF OR COUNTERCLAIM) exercise or seek to exercise any set-off or counterclaim against the Borrower,

      or take proceedings for any of the above and the Lender waives its rights in respect of those applications and proceedings.

24.   WAIVERS, REMEDIES CUMULATIVE

      (a) No failure to exercise and no delay in exercising any right, power or remedy under any Finance Document operates as a waiver. Nor does any single or partial exercise of any right, power or remedy preclude any other or further exercise of that or any other right, power or remedy.

      (b) The rights, powers and remedies provided to the Lender in the Finance Documents are in addition to, and do not exclude or limit, any right, power or remedy provided by law.

25.   SEVERABILITY OF PROVISIONS

      Any provision of any Finance Document which is prohibited or unenforceable in any jurisdiction is ineffective as to that jurisdiction to the extent of the prohibition or unenforceability. That does not invalidate the remaining provisions of that Finance Document nor affect the validity or enforceability of that provision in any other jurisdiction.

26.   SURVIVAL OF OBLIGATIONS

      (a) (REPRESENTATIONS AND WARRANTIES) Each representation or warranty in a Finance Document survives the execution and delivery of the Finance Documents and the provision of financial accommodation.

      (b) (INDEMNITY) Each indemnity, reimbursement or similar obligation in a Finance Document and clauses 11 (TAXATION) and 12 (CHANGE IN LAW):

            (i)   is a continuing, separate and independent obligation;

            (ii)  is payable on demand; and

            (iii) survives termination or discharge of the relevant Finance
                  Document and repayment of financial accommodation.

27.   MORATORIUM LEGISLATION

      To the full extent permitted by law all legislation which at any time directly or indirectly:

      (a) lessens, varies or affects in favour of the Borrower any obligation under a Finance Document; or

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

      (b) delays, prevents or prejudicially affects the exercise by the Lender of any right, power or remedy conferred by a Finance Document,

      is excluded from the Finance Documents.

28.   ASSIGNMENTS

28.1  ASSIGNMENT BY BORROWER

      The Borrower may only assign or transfer any of its rights or obligations under this Agreement with the prior consent of the Lender.

28.2  ASSIGNMENT BY LENDER

      The Lender may assign or transfer all or any of its rights or obligations under the Finance Documents at any time if:

      (a)   any necessary prior Authorisation is obtained;

      (b) except after an Event of Default has occurred the transferee or assignee is a Related Entity of the Lender or the Borrower has given its prior consent, which consent:

            (i)   must not be withheld unreasonably; and

            (ii) will be taken to have been given if no response is received within 15 days of the request for consent or if an Event of Default subsists;

      (c) except after an Event of Default has occurred in the case of a transfer of obligations, the transfer is effected by a novation in form and substance satisfactory to the Borrower; and

      (d) except after an Event of Default has occurred the assignment or transfer does not incur any material additional cost to the Borrower.

28.3  DISCLOSURE

      The Lender may:

      (a) without the consent of any Relevant Company, disclose to any ratings agency or Government Agency; or

      (b) with the prior consent of the Borrower (who shall not unreasonably withhold that consent) disclose to a proposed assignee, transferee or sub-participant,

      any information which relates to any Relevant Company or Finance Document or was furnished in connection with the Finance Documents.

28.4  CHANGE OF LENDING OFFICE

      The Lender may change its Lending Office if it first notifies and consults with the Borrower.

28.5  NO INCREASED COSTS

      Despite anything to the contrary in this Agreement, if the Lender assigns its rights under this Agreement or changes its Lending Office (other than if the change is requested by the Borrower), the Borrower will not be required to pay any net increase in the total amount

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

      of costs, Taxes, fees or charges which is a direct result of the assignment or change and of which the Lender or its assignee was aware or ought reasonably to have been aware on the date of the assignment or change.

29.   CONFIDENTIALITY

29.1  CONFIDENTIALITY

      Subject to the following sub-clause, the Lender will not disclose any unpublished information or documents supplied by any Relevant Company in connection with the Finance Documents which are specifically indicated by any Relevant Company to be confidential and are not in the public domain.

29.2  PERMITTED DISCLOSURE

      The Lender may disclose any confidential information or documents:

      (a) in enforcing a Finance Document or in a proceeding arising out of or in connection with a Finance Document or to the extent that disclosure is regarded by the Lender as necessary to protect its interests;

      (b) if required under a binding order of a Government Agency or under a procedure for discovery in any proceedings;

      (c) if required under any law or any administrative guideline, directive, request or policy whether or not having the force of law and, if not having the force of law, the observance of which is in accordance with the practice of responsible bankers or financial institutions similarly situated;

      (d)   as required or permitted by any Finance Document;

      (e)   to a ratings agency and its advisers (on a "need to know" basis);

      (f)   to a trustee associated with any financing conduit and its advisers
            (on a "need to know" basis);

      (g)   to its legal advisers and its consultants; or

      (h)   with the prior consent of the Borrower.

29.3  SURVIVAL OF OBLIGATION

      This clause survives the termination of this Agreement.

30.   NOTICES

      All notices, requests, demands, consents, approvals, agreements or other communications to or by a party to this Agreement:

      (a)   must be in writing signed by an Authorised Officer of the sender;
            and

      (b) will be taken to be given or made when delivered, received or left at the address or fax number of the recipient shown in schedule 1 or to any other address or fax number which it may have notified the sender but, if delivery or receipt is on a day

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

            on which business is not generally carried on in the place to which the communication is sent or is later than 4pm (local time), it will be taken to have been given or made at the commencement of business on the next day on which business is generally carried on in that place.

31.   AUTHORISED OFFICERS

      The Borrower irrevocably authorises the Lender to rely on a certificate by a person purporting to be its director or secretary as to the identity and signatures of its Authorised Officers. The Borrower warrants that those persons have been authorised to give notices and communications under or relating to the Finance Documents.

32.   CONSENTS AND OPINIONS

      Except where expressly stated the Lender may give or withhold, or give conditionally, approvals and consents, may be satisfied or unsatisfied, may form opinions, and may exercise its rights, powers and remedies, at its absolute discretion.

33.   GOVERNING LAW AND JURISDICTION

33.1  GOVERNING LAW

      This Agreement is governed by the laws of Victoria. The Borrower submits to the non-exclusive jurisdiction of courts exercising jurisdiction there.

33.2  JURISDICTION

      With respect to any legal action or proceedings relating to a Finance
      Document or any transaction contemplated in a Finance Document (each, a RELEVANT ACTION), the Borrower irrevocably:

      (a) submits to and accepts, for itself and in respect of its assets, generally and unconditionally the non-exclusive jurisdiction of any of the courts of Australia or any of its states or territories selected by the Lender; and

      (b)   waives any objection to the venue and any claim that the Relevant
            Action has been brought in an inconvenient forum.

34.   COUNTERPARTS

      This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

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35.   ACKNOWLEDGEMENT BY BORROWER

      The Borrower confirms that:

      (a) it has not entered into any Finance Document in reliance on, or as a result of, any statement or conduct of any kind of or on behalf of the Lender or any Related Entity of the Lender (including any advice, warranty, representation or undertaking); and

      (b) neither the Lender nor any Related Entity of the Lender is obliged to do anything (including disclose anything or give advice),

      except as expressly set out in the Finance Documents.

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

SCHEDULE 1

NOTICE DETAILS

BORROWER

Lihir Australian Holdings Pty Ltd

Address:     Level 9, 500 Queen Street, Brisbane QLD 4000

Fax number:  (07) 3318 9203

Email:       Paul.Fulton@Lihir.com.pg

Attention:   Chief Financial Officer

PARENT

Lihir Gold Limited

Address:     Level 9, 500 Queen Street, Brisbane QLD 4000

Fax number:  (07) 3318 9203

Email:       Paul.Fulton@Lihir.com.pg

Attention:   Chief Financial Officer

LENDER

Australia and New Zealand Banking Group Limited

Address:     Level 17, 530 Collins Street, Melbourne VIC 3000

Fax number:  (03) 9273 3670

Attention:   Prasanna Thilakaratne

                                                                         Page 48

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

SCHEDULE 2

FACILITY

LENDER                           TRANCHE      COMMITMENT FOR TRANCHE (A$)
Australia and New                Tranche A            45,000,000
Zealand Banking Group Limited    Tranche B             5,000,000
                                                      ----------
                                 TOTAL                50,000,000
ABN 11 005 357 522

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

EXECUTED as an agreement

Each attorney executing this Agreement states that he has no notice of revocation or suspension of his power of attorney.

EXECUTED in accordance with s127 of the
Corporations Act by LIHIR AUSTRALIAN
HOLDINGS PTY LIMITED ACN 121 554 443

/s/ A Hood                                /s/ G Folland
---------------------------------------   --------------------------------------
Director Signature                        Director/Secretary Signature

A Hood                                    G Folland
---------------------------------------   --------------------------------------
Print Name                                Print Name

SIGNED for AUSTRALIA AND NEW ZEALAND
BANKING GROUP LIMITED ABN 11 005 357
522 by its attorney

/s/ Feliciky Bridges                      /s/ C. S. Tonkin
---------------------------------------   --------------------------------------
Witness Signature                         Attorney Signature

Feliciky Bridges                          C. S. Tonkin
---------------------------------------   --------------------------------------
Print Name                                Print Name

Facility Agreement                                 Allens Arthur Robinson [LOGO]

ANNEXURE A

DRAWDOWN NOTICE

TO:     Australia and New Zealand Banking Group Limited

        [address]

LIHIR AUSTRALIAN HOLDINGS PTY LIMITED -- DRAWDOWN NOTICE NO [*]

This is an irrevocable notice under clause 3 of the Facility Agreement dated [*] (the FACILITY AGREEMENT).

(1) We wish to [draw][continue an existing drawing] under the Facility on [*] (the DRAWDOWN DATE).

      NOTE: DATE IS TO BE A BUSINESS DAY.

(2) The total principal amount to be [drawn][continued as a drawing] is [*].

      NOTE: AMOUNT TO COMPLY WITH THE LIMITS IN CLAUSE 2.

(3) Particulars of each Loan of the Facility to be [drawn/continued] are as follows:

               FACILITY       PRINCIPAL AMOUNT         FUNDING PERIOD
                              (STATED IN
                              AUSTRALIAN DOLLARS)

                 [*]                   [*]                   [*]

      NOTE; AMOUNTS TO COMPLY WITH CLAUSE 3. LENGTH OF FUNDING PERIOD TO COMPLY WITH CLAUSE 4.

(4) Please remit the proceeds to account number [*] at [*] (NOTE: FOR NEW DRAWING).

(5) We represent and warrant as follows.

      (a) [Except as disclosed in paragraph (c)] the representations and warranties in the Facility Agreement are true as though they had been made at the date of this Drawdown Notice and the Drawdown Date specified above in respect of the facts and circumstances then subsisting.

      (b) [Except as disclosed in paragraph (c)] no Event of Default or Potential Event of Default subsists or will result from the drawing.

      [(c)  Details of the exceptions to paragraphs (a) and (b) are as follows:
            [*], and we [have taken/propose] the following remedial action [*].]

            NOTE: INCLUSION OF A STATEMENT UNDER PARAGRAPH (C) WILL NOT PREJUDICE THE CONDITIONS PRECEDENT IN THE AGREEMENT

Definitions in the Facility Agreement apply in this Drawdown Notice.

On behalf of LIHIR AUSTRALIAN HOLDINGS PTY LIMITED

By: [Authorised Officer]

Dated [*]

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Facility Agreement                                 Allens Arthur Robinson [LOGO]

ANNEXURE B

VERIFICATION CERTIFICATE

NOTE:  TO BE SIGNED BY A SECRETARY OR DIRECTOR OF THE RELEVANT COMPANY.

TO:  AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED [*]

A$ 50,000,000 FACILITY FOR LIHIR AUSTRALIAN HOLDINGS PTY LIMITED

I am a [secretary | director] of [*] (the COMPANY).

I refer to the Facility Agreement dated [*] (the FACILITY AGREEMENT) between the Company and [*].

Definitions in the Facility Agreement apply in this Certificate.

Attached are complete copies of the following.

(a) Any power of attorney under which the Company executed any Finance Document to which it is expressed to be a party relating to the above facility. Extracts of minutes of a meeting of directors of the Company authorising the execution.

(b) Extracts of minutes of a meeting of all members of the Company authorising execution.

(c) A certificate of incorporation and constituent documents for the Company, if they are not already held by the Lender.

(d) Specimen signatures of all those authorised to give drawdown and other notices for the Company or to sign the Finance Documents.

If any of the documents in paragraph (c) are already held by the Lender, I confirm[ they are complete and up-to-date][ the attached amendments are all subsequent amendments to them].

The Company is solvent. It is not prevented by Chapter 2E or any other provision of the Corporations Act 2001 from entering into and performing any of those agreements or securities.

The Company is not a "small business" (as that term is defined in the Code of Banking Practice (2003) (the CODE)) in relation to the "banking services" (as that term is defined in the Code) provided under the Finance Documents and therefore the Code does not apply to those banking services.

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[Secretary | Director]

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